Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
Jefferies LLC
520 Madison Avenue
New York, NY 10022
March 22, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:       SEMrush Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-253730)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of SEMrush Holdings, Inc. a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 24, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.
Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we and the several underwriters have distributed approximately 6,000 copies of the Company’s Preliminary Prospectus dated March 16, 2021 to prospective underwriters, institutional investors, dealers and others.
We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.
[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
	Name:	Rebecca Steinthal
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Gaurav Kittur
	Name:	Gaurav Kittur
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]